UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K/A

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

LIQUIDPISTON, INC.

(Exact name of issuer as specified in its charter)

Delaware	74-3126356
(State or other jurisdiction of incorporation or organization)	(I.R.S. No.)

1292A Blue Hills Avenue, Bloomfield, CT	06002
(Address of principal executive offices)	(Zip Code)

(860) 838 2677

Issuer’s telephone number, including area code.

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “LiquidPiston,” “we,” “us,” “our,” or “the Company” refers to LiquidPiston, Inc.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report or related materials, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Business

LiquidPiston’s mission is to dramatically improve the efficiency of converting the energy contained in fossil fuels into useful power by developing the industry’s most efficient and power dense Internal Combustion Engines (ICEs). Power and energy are essential for virtually all (ground, sea, and air) vehicles and portable power generation. For many decades to come, the world will be largely dependent on fossil fuels, even though we expect and support a concerted move towards electrification. The reality of battery technology is that fossil fuel has approximately 50 times the energy density of today's best batteries so the battery learning curve will take many decades to even get close to the energy density of fossil fuels. Of the engine solutions available today, the gasoline engine is inefficient; diesel engines are big and heavy; turbine engines are extremely inefficient (at small scale, below 500 hp) and all engines produce environmentally harmful emissions.

Our vision is that we can do significantly better by focusing on the fundamental physics of how engines operate. With this guiding vision, we developed an optimized thermodynamic cycle - something that hasn't fundamentally changed in over 100 years. When we rethink the cycle, we also have to rethink the engine platform and operation as we know it, because today's piston engines are not able to run this optimized cycle. The result is our "X" Engine architecture, which is quieter, smaller, and lighter than legacy piston engines.

It may seem counter-intuitive to think about potentially investing in ICE technology in the context of a low-carbon economy and world. However, we posit that this effort can have as large or larger direct impact on fossil fuel usage and CO2 production as any other single technology initiative that we can currently think of. For LiquidPiston, changing the ICE paradigm doesn't mean extending ICE usage as the mission; rather, it's about driving energy efficiency, CO2 reduction, vehicle electrification -- effectively hastening the sun-setting of traditional ICEs. We view our technology as complementary to electrification, where compact, lightweight onboard generators can efficiently keep batteries charged, with the main propulsion system taking full advantage of what electrical propulsion has to offer (especially with respect to noise, vibration, and efficiency gains through regenerative braking).

Our business objective is to proliferate the adoption of our technology on a global scale as rapidly as possible with a technology licensing and engineering professional services business model while also providing engines in low volumes and selected demonstrator products (i.e., generators) to prime the market. The sale of a mix of products, recurring royalty licenses, and professional services has the potential to generate superior financial returns as engine deployment volume increases in future years.

Principal Products and Services

We are a technology company, not an engine manufacturer. We plan to license our technology to partners, while also offering technical engineering consulting services to custom design and develop application-specific engines for our partners and customers, which include engine manufacturers and systems integrators.

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Our business model is to design, develop, license, and produce engines, generators, hybrid-electric power solutions, and other fuel energy conversion devices based on our patented technology:

1.	Design of bespoke power solutions for partners/customers, on a Non-Recurring Engineering (NRE) services basis;
2.	License of engine technology to manufacturers, or supply of engines to integrators/OEMs through direct manufacturing, or through manufacturing partnerships and contract manufacturing.
3.	The technology may be scalable up to 1000 HP+, allowing LiquidPiston and our partners to serve markets from lawn and garden equipment to range-extended Electric Vehicles to helicopters.
4.	Continue to innovate the core engine technology platform. LiquidPiston currently has 77 US and international patents granted/pending; a robust innovation pipeline, and a next generation engine lab prototype.
5.	Assemble, test and sell low-medium quantities of engines for customer piloting needs and low to medium volume production requirements. We will use contract manufacturers, parts vendors, and machine shops to supply our in-house assembly and test operation. Hybrid approaches are also possible, whereby LiquidPiston manufactures the engine cores, and provides the cores to engine manufacturers which are then integrated into a full engine.

Technology

LiquidPiston develops advanced rotary engines based on the company’s patented thermodynamic cycle and engine architecture, resulting in improved power density. The X-Engine’s few primary moving parts consist of a rotor and an eccentric shaft. Except for ancillary parts such as injectors, fuel pumps, and oil pumps, there are no other moving parts, making the X-Engine extremely simple and elegant.

Our technology and product development build on over 15 years of prior research and advanced development with more than $30 million (including government- and customer-funded programs) invested. We have an extremely strong intellectual property position with 77 international patents (59 issued or granted, 18 pending) and a rich innovation pipeline.

The result is our "X" Engine architecture. Compared to piston engines, the rotary X-Engine can be 3-10 times smaller and lighter than a Diesel engine, and up to 2 times more efficient than a turbine engine. Our X-Engine is also the first rotary engine that can naturally burn heavy fuels (e.g., diesel, jet fuel) using Compression Ignition, which may improve efficiency, as well as significantly easing the logistical burden for military applications, and other applications where Diesel or Jet fuel is more readily available. Initial products will focus on the multi-fuel capability and high power-density of the LPI engine. A pipeline of future innovation and development will complement LPI’s mission to increase fuel efficiency. Higher fuel efficiency reduces the wasted energy typically lost through cooling losses and engine exhaust seen in other engine designs.

The technology can potentially scale from 1-1000 hp, displacing engines pretty much anywhere they are used today.

Technology status: We have 2 operational engine prototype platforms (79cc “X Mini” and 750cc “X-4”) under development and incorporated into pilot and demonstration systems as described below. In 2019 and 2020, we also worked on four customer-funded development programs, starting with feasibility/pilot studies. Three of the funded concept studies involve engines of different power ranges for aviation auxiliary power and UAV propulsion applications.

Technology use proof points achieved to-date:

•	"X-Mini" engine, 26 cc / chamber, Spark Ignited / Multi -fuel (includes gasoline, kerosene, Jet - A/ JPS, hydrogen), 2-3kW, air cooled, demonstrated to Technology Readiness Level (TRL) 6;
o	Inserted into 1.5kW hybrid electric generator, prototype delivered and undergoing field testing by the U.S. Army on the M777 Howitzer
o	Inserted into a go-kart vehicle demo [video: https://vimeo.com/170502635]]
o	Inserted into a 55lb heavy-fueled UAV [video: https://vimeo.com/366145645]
•	"X-4" engine, 250 cc / chamber, Compression Ignition (Diesel or Jet - A fueled) engine. Demonstrated to TRL 4+, including 30kW (net indicated), high-compression ratio up to 26:l, operation up to 7,000 RPM.

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Market and Traction

The market for combustion engines is worth over $400 billion annually with many accessible application segments which can benefit from the use of LiquidPiston engine technology. These application market segments include, but are not limited to:

•	Portable ground electric power generation – military, industrial/commercial, and consumer
•	Aviation Auxiliary Power Units (APUs)—fixed wing aircraft, rotorcraft, and large UAVs; military and commercial
•	Direct and hybrid propulsion for UAVs – military and commercial
•	Vehicle range extender units for serial hybrid propulsion – ground, air, and marine vehicles; military and commercial
•	Powered equipment and tools – e.g., lawn and garden, etc.
•	Combined heat and power units – residential and small commercial

For our initial company-building phase, we are focusing on military and aerospace markets, whose propulsion and power generation segments are low volume, high price and value and are a great fit with LiquidPiston’s value proposition. In subsequent company-buildings phase, we plan to enter industrial and commercial, marine, urban air mobility, and automotive markets which represent higher volume opportunities and will enable LiquidPiston and our manufacturing partners to scale operations. With our licensing and professional services business model, we will assign teams of engineers to work with our customers/partners to introduce new engine platforms for virtually any segment of the engine market.

The US. military is an initial customer and market for our engines. Beyond being a future customer, the DoD has invested significantly in the technology through various R&D contracts, paying LiquidPiston to develop and test engines, generators, and hybrid electric power systems for UAVs and Orbs. LiquidPiston is currently engaged with the U.S. Army and Air Force on four Small Business Innovation Research (SBIR) Phase II contracts, as well as a larger development contract with Army Research Labs. Our current customer pipeline, if converted into customer-sponsored development programs which result in those customers commercializing systems using our engines, could support significant revenue growth for LiquidPiston engineering services and technology licenses.

Competitors and Industry

Competitors

There are other early-stage companies seeking to develop combustion engines. Most of them focus on relatively large engines because they are going after the automotive and trucking industry, which is worth hundreds of billions of dollars. But even a very good, proven technology can take about 20 years to be adopted into the general automotive space, which is why we are focusing on other market segments such as generators, auxiliary power supplies and UAV propulsion.

Competitive Advantage

We are currently focused on non-automotive markets requiring much smaller engines, with less development and a shorter design-in cycle. Longer term, we see a lot of room for growth even within the automotive industry as more and more vehicles electrify and evolve to self-driving vehicles. We anticipate that by then, a substantial segment of the automotive market should be looking for lighter vehicles and smaller efficient engines for range-extender applications.

We believe that our rotary engines will be the first major disruption to engine technology in over a century. To our knowledge, we are one of the only companies in the world developing engines based on a disruptive, optimized thermodynamic cycle. Other companies are focused on incrementally improving cycles first commercialized in the late 1800s. When fully developed, our engines are expected to offer size and weight advantages, with potential for significantly increased range and reduced CO2 emissions compared to older piston engine technology. Our technology can also be a key enabler for the broad adoption of electric vehicles. When used in conjunction with electric propulsion in a hybrid configuration, the LiquidPiston engines allow more range for an electric vehicle, while using smaller, lighter, more cost-effective batteries. We are maintaining a sustainable competitive advantage based on our ever-increasing IP (patents and know-how) and being the knowledge base and “clearinghouse” of all learning associated with our core engine technology.

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Industry

The global internal combustion engine market is greater than $400 billion. About 75% of that is automotive and trucks, which still leaves over $100 billion for other applications. That non-automotive market is where we currently plan to enter – i.e., generators, Unmanned Aerial Vehicle (UAV) direct and hybrid electric propulsion, and aviation and land vehicle auxiliary power units.

Longer-term, LiquidPiston plans to be in the range-extender engine market as the automotive industry increasingly becomes hybrid electric and we achieve a higher manufacturing volume and lower per unit cost point. Our power density will make our engine an ideal fit for that application.

Intellectual Property

We have applied for 77 international patents, of which 59 have been issued or allowed, and 18 are pending.

Manufacturing and Suppliers

We use different suppliers for parts, machining, and treatment processes. These vendors are mostly US-based. To date, LiquidPiston has been performing all engine assembly and testing in-house. No individual supplier accounted for more than 5% of our expenses in 2019 and 2020, except Century Tool – our largest supplier of prototype hardware. Century Tool is a machine shop in Connecticut that offers high quality precision prototype machining services. LiquidPiston has a network of other machine shop suppliers, but frequently used Century Tool which historically has delivered prototype parts within specification and on time. If an alternate supplier is required, it may result in delays or errors in manufacturing and additional quality assurance within LPI that is currently performed by Century Tool itself.

Employees

As of December 31, 2021, the company has 23 full-time employees including 1 intern, as well as 3 independent contractors.

Litigation

The company is not involved in any litigation that is expected to have a material impact on its operations, and its management is not aware of any material pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company’s Property

We do not own real property and are currently leasing our offices in a 12,000 sq. ft industrial facility in Bloomfield, Connecticut.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This discussion may contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. These forward- looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference in this annual report.

LiquidPiston, Inc. was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

We have incurred losses from operations and have had negative cash flows from operating activities since our inception. The company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its ongoing research and development activities.

Results of Operations

Year ended December 31, 2021 Compared to Year ended December 31, 2020.

The company generated revenues totaling $2,604,033 and $425,654 for the years 2021 and 2020, respectively. Booked revenue increased in 2021 compared to 2020 because of internal efforts to generate new sources of revenue through government funded contracts. Cost of revenue increased from $277,825 in 2020 to $1,608,633 in 2021. Costs of revenue consist of engineering labor, benefits and payroll tax expenses, material costs, and subcontract costs associated with a contract. Contracts in 2021 did not involve parts and machining, therefore, some costs as a percentage of revenue billing (allowable under contract) decreased in 2021.

Operating expenses consist of research and development costs and general and administrative expenses. Research and development expenses totaled $1,397,016 in 2021 and $2,167,074 in 2020, a decrease of $770,058. As Non-Recurring Engineering (NRE) / development contracts continued to wane in 2021 (largely as a result of COVID-19 impact), and the company redeployed its workforce to fulfill the newly awarded contracts. General and administrative expense totaled $1,410,192 in 2021 and $1.143.301 in 2020. The increase in general and administrative expense was a result of increased costs specifically in administrative payroll ($122,189), office expenses and facility expenses ($71,254), and travel related costs ($12,426).

The company expenses in 2021 included a staff of 23, primarily technical employees (mostly engineers, a full time CNC machinist, a technician, an office manager, 2 interns, and company management including CEO, CTO, SVP of Corporate Development, Chief Engineer, and Project Manager). Expenses include salaries, overhead, and also maintenance of a CNC machine shop and two AC motoring dynamometer test cells. The company incurs significant expense in machining outsourced parts to support its prototype development efforts.

Other income (expense) declined from income of $257,867 in 2020 to an expense of $6,070. This decrease in income was primarily from $323,507 in PPP loans the company received in 2020 that did not re-occur in 2021. The company applied for forgiveness of this loan and on March 24, 2021, the full amount of the loan was forgiven. See “—Liquidity and Capital Resources.”

As a result of the foregoing, our net loss was $1,818,378 in 2021 compared with $2,904,680 in 2020.

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Liquidity and Capital Resources

As of December 31, 2021, the company had $8,015,115 in cash and cash equivalents on hand compared with $6,058,920 at December 31, 2020.

Historical results and cash flows

During the year ended December 31, 2021 the company has also applied for, and received various new development contracts from the DoD, including a development contract with Army Research Labs that totals $9 million over the next two-year period if fully executed. Aside from these revenue streams, LiquidPiston is relying on fundraising, including its 2020 Regulation A Offering, private placements of equity securities and the net proceeds of this offering, for its continued operations. In addition to these sources, the company is also working on nondilutive sources of funding including government contract opportunities and non-recurring engineering development projects reimbursed by customers/partners.

Revenue from government contracts for the year ended December 31, 2021, was higher than in 2020, as new contracts with the DoD and the Army were secured and LiquidPiston successfully met milestone arrangements in the contracts. LiquidPiston continues to seek additional government development funding.

Equity Issuances

In September 2020, LiquidPiston commenced an offering pursuant to Regulation A under the Securities Act (the “2020 Regulation A Offering”), pursuant to which it offered to sell up to 555,555 shares of Common Stock at a price of $45.00 per share for investors who committed their investments by April 1, 2021, and $54.00 per share after April 2, 2021. The 2020 Regulation A Offering terminated on June 25, 2021. Net of proceeds to selling stockholders, the total raised in the 2020 Regulation A Offering was $13,213,701 with the company issuing a total of 287,748 shares.

Indebtedness

From 2017 to 2019 the company entered into convertible promissory notes with investors and received gross proceeds of $2,912,446. On September 25, 2020, upon a first closing of the company’s 2020 Regulation A offering, the financing triggered the automatic conversion of all notes, which resulted in conversion into 152,374 shares of Common Stock.

The company applied for loans administered by the Small Business Administration (“SBA”) under the Coronavirus Aid, Relief, and Economic Recovery Act of 2020 (“CARES Act”) to assist in maintaining payroll and operations through the period impacted by the COVID-19 pandemic. On May 5, 2020, the company received a $323,507 Paycheck Protection Program (“PPP”) loan with Westfield Bank. The company applied for forgiveness of this loan and on March 24, 2021, the full amount of the loan was forgiven.

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the SBA for an Economic Injury Disaster Loan (“EIDL”) in the amount of $150,000 to use as working capital to alleviate economic injury sustained due to COVID-19. Repayment began in July 2021 with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with company assets.

On January 25, 2021, LiquidPiston entered into an additional PPP loan in the amount of $284,279. This is the second draw under PPP. The loan will mature 5 years from the date it was issued (January 26, 2026) and accrues interest at a rate of 1% per year. The company plans to apply for loan forgiveness by utilizing the funds in accordance with defined loan forgiveness guidance issued by the government.

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Trend Information

The key trends that could materially affect LiquidPiston’s long-term business prospects involve electrification and increased global adoption of renewable energy sources.

With respect to the worldwide focus on electrification, we recognize and support the imperative to electrify as many vehicles (land, air, and marine) as quickly as possible as makes economic, environmental, and functional sense. The fact is that fossil fuel has approximately 50 times the energy density of today's best batteries so the battery maturation curve will take many decades to even get close. Also, the energy balance and CO2 production associated with mining and processing of raw materials and production of batteries is not inconsiderable and affects the well/earth to scrap/recycle CO2 breakeven time for a car especially if the source of electrons is coal, oil, or gas (i.e., non-renewables). Getting to renewables as the major source of electricity will also take a very long time.

So, for this indefinite period of time (many decades), we believe that fossil fuels are going to be used for a major percentage of transportation vehicles, and Hybrid Electric Vehicles (“HEVs)” are forecasted to be a significant share of electrified vehicles even as several countries are putting in place mandates to force this to happen.1

If one accepts that HEVs will be the fastest growing component in vehicle propulsion technology due to driving, charging infrastructure, cost, and other realities, this presents an opportunity for LiquidPiston in fitting a niche to provide efficient, multi-fuel, power-dense internal combustion engines to enable such future HEVs. In addition, fossil fuel-based propulsion and power generation is likely to remain dominant not just in the United States, but also in many developing countries for a long time due to infrastructure and economic constraints. LiquidPiston’s technology provides an opportunity to field a smaller, more efficient ICE which is proven to be able to use diesel and gasoline as well as other fuels, and can likely be adapted to work on natural gas and other fuels, positioning LiquidPiston to be a key technology provider anywhere that lightweight efficient engines are useful.

Outside of automotive transportation, there are major industry and government initiatives underway to develop new generations of electric and hybrid electric aircraft. It appears that many military and high-endurance commercial drones will need to go the HEV route because fuels are more energy-dense than batteries. Urban Air Mobility (“sky cabs”) is an emerging new category of urban area transportation vehicles with numerous startups and established aviation and automotive players investing to develop potentially viable solutions with the goal of services being commercially available in some metropolitan areas during this decade. The expectation is there will be some short haul all electric city “sky cabs“ but the serious players for variable range to regional aircraft will be hybrid electric for range and safety reasons. If an ICE can come close to small turbine power density and is 3- 4 times more efficient, why not drive the usage of the more efficient technology, thereby saving fuel costs and reducing CO2 in the process? With respect larger aircraft, as mentioned above, we are pursuing opportunities for our technology to enable much more efficient on-board auxiliary power which reduces overall fuel consumption and if used as an in-flight supplemental power unit can enable optimization of the main engines (i.e., smaller, less fuel because they are not supplying needs such as auxiliary power or air conditioning). Hybrid electric propulsion is going to an enabling and enduring aspect of aviation electrification.

We anticipate that hybrid electric power generation configurations will become prevalent in many applications because it will make economic and environmental sense. For example: Hybrid electric portable gensets (i.e., the engine + generator charges the battery which then powers the electronics of whatever system is being powered). LiquidPiston’s engine technology enables genset manufacturers to produce smaller and more efficient gensets.

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1 See https://www.jpmorgan.com/global/research/electric-vehicles

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There are some other energy-related trends and country policy decisions which can positively impact customer demand for LiquidPiston-powered products and systems:

•	The potential increased use of Compressed Natural Gas (“CNG”) and Hydrogen as "cleaner" fuels. We have demonstrated the use of Hydrogen to power our go-kart, as well as propane gaseous fuel, but have yet to test CNG specifically. We believe, however,that given the design of our combustion chambers and combustion process, there's no reason that we can't efficiently burn CNG as well as other gaseous fuels. There seems to be a reasonably strong market and government policy push towards more use of CNG and Hydrogen which foretells potential opportunities to use CNG and/or Hydrogen for numerous applications, including efficient HEV propulsion for medium to long-haul trucking as an example.

•	The growing public concern and government policies directed at mitigating and reducing Greenhouse Gas GHG) emissions are expected to result in more stringent emissions certification standards and impact purchase decisions for fossil fuel energy conversion technologies. The impact from dramatically more efficient ICEs can be enormous with widespread adoption of those more efficient ICEs. Transportation contributes at least 15% of global CO2 production from fossil fuel usage, approximately 29% in the US. Out of the approximately 38 Gigatonnes of fossil fuel CO2 produced annually, at least 6 Gigatonnes are due to transportation. If LiquidPiston's technology replaced all legacy ICEs used in transportation, we would see a reduction of ~ 2 Gigatonnes of CO2 (which is a 5%+ reduction in global CO2 produced. The CO2 reduction will be greater when you add in distributed power generation, pumps/compressors, powered garden tools, etc. We are not projecting that LiquidPiston’s technology will replace all legacy ICEs, we are however expecting that the potential CO2 and other GHG reduction from the use of more efficient ICEs will be a positive factor for LiquidPiston’s marketing and sales efforts going forward.

Finally, with respect to the ramp up of renewable energy sources such as solar and wind, we agree that government policies and technology scale economics will result in a steady increase in renewable’s share of electric power generation, with great disparities between countries and regions. For the electric power generated this way to charge vehicle and other batteries, transmission line capacity and cost-effective grid-scale storage have to be deployed which is a slow, capital-intensive process. The vehicle electrification efficacy of electric energy regardless of source is still limited by the battery vs fuel energy density realities described above. Distributed renewable energy sources will in some instances eliminate or reduce the need for portable gensets which is one of our target application markets; however, fuel-powered gensets will still be required for portable/mobile and temporary applications and locations, as well as locations with limited grid connection or without the resources to build a local renewable electric energy infrastructure.

COVID-19

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

COVID-19 has resulted in cancellation or postponement of various conferences and business meetings. Business travel has greatly reduced resulting in fewer in-person meetings with current and potential customers. The company has adapted by using virtual meeting and conferencing tools, but the pandemic may slow business development as well as suppliers. We note also that many of our suppliers have experienced shutdowns, delays, and other supply chain impacts that propagate through the industry and have and may continue to impact our development.

As a result of the pandemic, certain macro-economic trends that are worthy to note include inflation, which was higher than normal at 7% for 2021, and a general shortage in the labor market, which will make hiring a challenge. These are challenges that all companies are faced to different degrees, and the company is taking steps to mitigate. In 2022 we intend to increase our social media presence and bring on recruiting and public relations specialists to assist in company recruiting.

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Item 3. Directors, Executive Officers And Significant Employees

The Company’s officers and directors are as follows. The Company does not currently employ any “significant employees” as defined by the Commission.

Name	Position	Age	Term of Office	Approximate hours per week
Executive Officers:
Alexander Shkolnik	Co-Founder, President, Treasurer, Secretary	40	January 15, 2011 (1)	Full-time/40 hours
Nikolay Shkolnik	Co-Founder and Vice President	69	June 21, 2004	Full-time/40 hours
Per Suneby	SVP of Corporate Development	71	May 4, 2016 (2)	Part-time/20 hours
Directors:
Alexander Shkolnik	Director	40	June 21, 2004
Nikolay Shkolnik	Director	69	June 21, 2004
Per Suneby	Director	71	March 1, 2016

(1)	Date on which Alexander became the full-time CEO of the Company. Alexander was a co-founder of the Company in 2004 and worked part-time until 2011.
(2)	Date on which Per assumed the SVP role in the company. Per has been intermittently involved in LiquidPiston since 2008 in various capacities, including as a Board member and advisor.

Alexander Shkolnik, CEO, President and Director

Alexander Shkolnik cofounded LiquidPiston in 2004 and has been the CEO and President of the company since 2011. He has managed teams of engineers in both academic and startup environments. He is co-inventor of the X-engine, and as CEO he is responsible for business partnerships and setting the strategic direction of the company. He has 26 publications, and 37 issued / 11 pending patents. Prior to joining the company, Alexander was a Postdoctoral Research Scientist at the Massachusetts Institute of Technology (MIT) (2010-2011), and prior to that he was a Research Assistant at MIT in the Robot Locomotion Group, part of the Computer Science and Artificial Intelligence Lab (CSAIL) at MIT. Alexander was a National Science Foundation (NSF) Graduate Research Fellow (2003-2006), and an NSF/JSPS EAPSI fellow (2007). He holds BS and MS degrees in Computer Science and Mathematics, as well as a BS in Neuroscience and Behavioral Biology from Emory University. He conducted his Master’s thesis research at the NeuroEngineering lab at Georgia Tech (joint program with Emory). He also holds a PhD in Computer Science/Artificial Intelligence from MIT. Alexander is the son of Nikolay Shkolnik.

Nikolay Shkolnik, CTO, Vice President and Director

Nikolay Shkolnik co-founded LiquidPiston in 2004 and has been its CTO and Vice President of Research and Development. Nikolay leads the innovation group within LiquidPiston, and helps set technical direction, and also manages the company’s patent portfolio. He is an experienced clean energy program manager and innovator, with expertise in leading engineering and scientific teams toward the solutions of complex technical problems. Prior to LiquidPiston, Nikolay worked as the Clean Energy Program Director from 2001 until 2006 at GEN3, a company that teaches and practices TRIZ (Russian acronym for “Theory of Inventive Problem Solving”). At GEN3, Nikolay helped companies solve challenging engineering problems using the TRIZ methodology, a systematic approach to innovation. Prior to GEN3, Nikolay was a Senior Engineer in the Value Analysis group of Milton Bradley. He also operated two startups, Quest Systems and EosSystems from 1986-1992. Prior to that, he was a Sr. Nuclear Physicist at ABB/Combustion Engineering, 1983-1986. He holds patents in a variety of fields focusing on clean energy, including super-capacitors, fuel cells, and engines. He was awarded the Motorola award for Creativity. He completed coursework towards a degree in Thermodynamics from Kiev Politech Institute before moving to the United States, then finished his studies obtaining an MS and PhD in Physics from University of Connecticut. Nikolay is the father of Alexander Shkolnik.

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Per Suneby, Senior VP of Corporate Development and Director

Per Suneby joined the company in 2016 on a half-time basis as Senior Vice President in charge of Corporate Development. Since 2018, he also serves as SVP of Corporate Development and as a director of Statum Systems, Inc. a company that develops secure messaging services solutions for the health care industry. Per is also the co-founder (in 2015) and Managing Director of Sternhill Associates, a company that provides management consulting and advisory services to young innovation companies. Previously, he was an Entrepreneur-in-Residence and Venture Partner with Flagship Ventures. He was a founding Clean Energy Fellow in 2008, sponsored by the Northeast Clean Energy Council to be immersed in clean energy technologies and government/industry dynamics in order to bring experienced startup executives into the emerging Northeast clean energy cluster. He has a BASc degree in electrical engineering from the University of British Columbia and a MBA from Harvard University.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we compensated our three highest paid executive officers and directors as follows:

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)	Total compensation ($)
Alexander Shkolnik	CEO/President	$220,305.36	(1)	$0	$220,305.36

Nikolay Shkolnik	CTO/Vice President	$225,165.84	(2)	$0	$225,165.84

Per Suneby	SVP of Corporate Development, Director	$135,000.00		$0	$135,000.00

For the fiscal year ended December 31, 2021, we did not pay our directors any cash compensation for their board representation. Per Suneby receives stock options in addition to cash compensation for his role as SVP-as an officer and as a Board Director. In 2021, Mr. Suneby was vesting options to purchase approximately 2,040 shares of stock each month.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of December 31, 2021, the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of each class of the Company’s voting securities, or having the right to acquire those securities.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common(2)	Alexander Shkolnik	812,126	540,305 (3)	82.38%
Common	Nikolay Shkolnik	137,140	0	8.35%
Common	All executive officers and directors as a group (3 people in group)	949,266.28	540,305 (3)	90.73%
Series Seed-1 Preferred	Colle Capital Partners I LP	24,337		27.73%
Series Seed-1 Preferred	David Cohen	48,675		55.47%
Series Seed-1 Preferred	Henry Zachs	9,739		11.10%
Series Seed-1 Preferred	All executive officers and directors as a group (3 people in group)	0	0	0

(1)	The address for all beneficial owners is 1292a Blue Hills Avenue, Bloomfield, CT 06002
(2)	Alexander is the founder and CEO of LiquidPiston. 250,000 shares are held by the Lauren E. Shkolnik Irrevocable Trust-2020 for the benefit of Alexander Shkolnik and his descendants. Lauren is Alexander’s wife. An additional 250,000 shares are held by the Alexander Shkolnik Irrevocable Trust-2020, where Lauren and Alexander’s descendants are beneficiaries. Alexander has the ability to remove and name a trustee of this trust. 130,375 shares are held by the Valentina Shkolnik Irrevocable Trust-2020 for the benefit of Nikolay Shkolnik and his descendants, including Alexander Shkolnik. Valentina is Nikolay’s wife, and Alexander is his son. Nikolay is the founder and CTO / VP of Engineering of LiquidPiston, An additional 181,430 shares are held by the Nikolay Shkolnik Irrevocable Trust-2020, where Valentina, and Nikolay’s descendants, are beneficiaries. Alexander Shkolnik is the voting trustee on behalf of LiquidPiston’s shares in both of these trusts.
(3)	Represents shares issued in Regulation Crowdfunding and Regulation D and Regulation A offerings in which the investors granted Alexander Shkolnik, as CEO of the company, an irrevocable proxy to vote their shares.

10

Item 5. Interest of Management and Others in Certain Transactions

We have not entered into any transactions in which the management or related persons have an interest in outside of the ordinary course of our operations.

Item 6. Other Information

None

Item 7. Financial Statements

LiquidPiston, Inc.

Financial Statements

For the Years Ended

December 31, 2021 and 2020

And Independent Auditors’ Report

11

Bennett & Company, PC

Certified Public Accountants

34 Jerome Avenue

Bloomfield, CT 06002

(860) 243-3333

Fax: 726-1111

INDEPENDENT AUDITORS’ REPORT

March 21, 2022

The Stockholders and Board of Directors

Liquid Piston, Inc.

Bloomfield, Connecticut

We have audited the accompanying financial statements of Liquid Piston, Inc. (a Connecticut corporation), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liquid Piston, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Liquid Piston, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Liquid Piston’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

12

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Liquid Piston’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Liquid Piston ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Certified Public Accountants

13

LiquidPiston, Inc.

Balance Sheets

	December 31	December 31
	2021	2020
ASSETS

Current Assets
Cash and Equivalents	$8,015,115	$6,058,920
Restricted Cash	168,216	–
Accounts Receivable	110,000	108,581
Accrued Revenue	2,192,149	–
Deferred Contract Costs	540,537	–
Prepaid Expenses	143,830	52,498
Total Current Assets	11,169,847	6,219,999

Property and Equipment, Net of Accumulated Depreciation	46,223	35,052

Other Assets
Deposits	2,000	2,000
Patents, Less Accumulated Amortization	874,790	802,110
Total Other Assets	876,790	804,110

TOTAL ASSETS	$12,092,860	$7,059,161

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accounts Payable	$156,126	$146,674
Notes Payable, Current	287,070	–
Accrued Contract Costs	449,900	–
Accrued Taxes and Expenses	40,186	–
Total Current Liabilities	933,282	146,674

Long Term Liabilities
Notes Payable, Net of Current Portion	151,205	150,000

Total Liabilities	1,084,487	296,674

Stockholders' Equity
Common Stock
$0.0001 par value per share; 2,500,000 shares authorized and 1,639,063 and 1,476,770 issued and outstanding at December 31, 2021 and 2020, respectively.	164	148
Series Seed-1 Preferred Stock
$0.0001 par value per share; 200,000 shares authorized; 87,752 and 88,105 shares issued and outstanding at December 31, 2021 and 2020, respectively.	1,063,591	1,063,591
Additional Paid-In-Capital	35,951,449	29,887,201
Accumulated Deficit	(26,006,831)	(24,188,453)

Total Stockholders' Equity	11,008,373	6,762,487

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$12,092,860	$7,059,161

The accompanying notes are an integral part of these financial statements.

14

LiquidPiston, Inc.

Statements of Operations

For the Year Ended December 31:

	2021	2020

Revenue	$2,604,033	$425,654

Cost of Revenue	1,608,633	277,825

Gross Profit	995,400	147,829

Operating Expenses
Research and Development	1,397,016	2,167,074
General and Administrative	1,410,692	1,143,301
Total Operating Expenses	2,807,708	3,310,376

Loss from Operations	(1,812,308)	(3,162,547)

Other Income (Expense)
Interest and Other Income	577	367,054
Interest Expense	(6,647)	(109,187)
Total Other Income	(6,070)	257,867

Net Loss	$(1,818,378)	$(2,904,680)

Deficit - Beginning of Period	(24,188,453)	(21,283,773)

Deficit - End of Period	$(26,006,831)	$(24,188,453)

Net Loss Per Common Share - Basic and Diluted	$(1.10)	$(2.42)

Weighted Average number of Common Shares Outstanding	1,645,845	1,201,770

The accompanying notes are an integral part of these financial statements.

15

LiquidPiston, Inc.

Statements of Changes in Stockholders' Equity (Deficit)

	Common Stock		Series Seed-1 Preferred		Additional Paid-In	Retained Earnings	Net Equity	Available Options and
	Shares Issued	Total	Shares Issued	Total	Capital	(Deficit)	(Deficit)	RSU
Balance 12/31/19	1,129,130	$113	88,105	$1,063,591	$19,618,900	$(21,283,773)	$(601,169)	79,116
Period Ending 12/31/20
Options Forfeited								18,193
Reduction in Pool								(70,000)
Options Exercised	2,682	–			2,440		2,440
Stock Compensation					5,053		5,053
Convertible Debt Conversion	152,292	15			3,191,163		3,191,178
Common Stock Offering	192,666	19			7,508,080		7,508,099
Issuance Cost					(438,436)		(438,436)
Net Loss						(2,904,680)	(2,904,680)
Balance 12/31/20	1,476,770	147	88,105	1,063,591	29,887,200	(24,188,453)	6,762,485	27,309
Period Ending 12/31/21
Options Issued								(33,200)
Stock Compensation					30,321		30,321
Options Forfeited								16,813
Increase in Pool								70,000
Conversion	353	–	(353)	–
Options Exercised	6,392	1			5,446		5,447
Common Stock Offering	155,548	16			7,985,688		7,985,704
Issuance Cost					(1,957,206)		(1,957,206)
Net Loss						(1,818,378)	(1,818,378)
Balance 12/31/2021	1,639,063	$164	87,752	$1,063,591	$35,951,449	$(26,006,831)	$11,008,373	80,922

The accompanying notes are an integral part of these financial statements.

16

LiquidPiston, Inc.

Statements of Cash Flows

For the Year Ended December 31:

	2021	2020

Operating Activities
Net Loss	$(1,818,378)	$(2,904,680)
Adjustments to reconcile net income to net cash provided by operations:
Stock Compensation	30,321	5,053
Depreciation and Amortization	65,923	58,400
Changes in Current Assets and Liabilities
Accounts Receivable	(1,419)	193,590
Accrued Revenue	(2,192,149)	–
Deferred Contract Costs	(540,537)	–
Prepaid Expenses and Other	(91,333)	(3,345)
Accrued Contract Costs	449,900	–
Accounts Payable, Accrued Expenses and Other	53,636	(155,891)

Net Cash Used by Operating Activities	(4,044,036)	(2,806,873)

Investing Activities
Purchase of Intangible Assets	(125,548)	(207,101)
Purchase of Property and Equipment	(24,227)	–

Net Cash Used by Investing Activities	(149,775)	(207,101)

Financing Activities
Proceeds from the Sale of Stock	6,033,943	10,263,282
Proceeds from PPP Loan	284,279	–
Proceeds from SBA EIDL Loan	–	150,000
Proceeds from Convertible Debt	–	(2,895,041)

Net Cash Provided by Financing Activities	6,318,222	7,518,241

Net Change in Cash	2,124,411	4,504,267

Cash and Equivalents - Beginning of Period	6,058,920	1,554,653

Cash and Equivalents - End of Period	$8,183,331	$6,058,920

 The accompanying notes are an integral part of these financial statements.

17

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

1.	Nature of Organization and Operations

LiquidPiston, Inc. (“LiquidPiston” or the “Company”) was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

LiquidPiston develops advanced rotary engines based on the Company’s patented thermodynamic cycle and engine architecture. The Company also provides contracted engineering services to advance rotary engines and power systems.

To date, the Company has raised a total of approximately $37,015,000 in gross proceeds from the sale of both Common Stock and Preferred Stock.

On January 13, 2016, the Shareholders of LiquidPiston approved an Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, among other things, LiquidPiston Holdings, Inc., a Delaware corporation merged with and into LiquidPiston. At that time, the separate corporate existence of LiquidPiston Holdings, Inc. thereupon ceased and LiquidPiston continued as the surviving corporation. In connection with the merger, shareholders elected to convert all the Company’s Preferred Stock into common stock. These new common shares were then canceled in accordance with the Merger Agreement in exchange of a $100,000 payment. In accordance with the Merger Agreement each outstanding Company stock option was canceled pursuant to Article IV, Section 7 of the Company’s 2007 Equity Incentive Plan. Upon completion of the Merger Agreement the two founding shareholders’ of LiquidPiston owned 100% of the surviving corporation.

The Company is subject to a number of risks similar to other technology oriented companies in the current stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of discovery testing or development studies, the need to obtain governmental approval for its product candidates, competitors developing new or superior technological innovations, the need to successfully commercialize and gain market acceptance of any of the Company’s products that are approved, and protection of proprietary technology. If the Company does not successfully commercialize any of its products, obtain additional revenues from contracted services, or mitigate any of these other risks, it will be unable to generate sufficient revenue or achieve profitability which could ultimately result in the complete loss of stockholders’ investments and the closing of the Company.

The Company incurred losses from operations and has had negative cash flows from operating activities since its inception. The Company’s current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its ongoing research and development activities. The Company will need to raise additional funds to further advance its research and development programs, commence additional development studies and operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, which include convertible debt agreements and permanent equity financing. However, additional financing or equity raises may not be available to the Company in the necessary time frame, in amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back, or eliminate some or all its development programs and other operations which will materially harm its business, financial position and results of operations.

18

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

Use of Estimates (continued)

Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: revenue recognition, prepaid and accrued research and development expense, stock-based compensation expense and income taxes. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be materially affected.

Cash and Cash Equivalents / Concentrations of Credit Risk

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents. Cash and cash equivalents consist of all cash on hand and US Treasury backed money market funds with original maturities of three months or less at the time of purchase. The Company considers its money market funds to be Level 1 instruments as discussed below. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with high credit quality financing institutions and monitors credit risk with individual financial institutions and issuers which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe its exposed to any significant credit risk with respect to the Company’s cash and cash equivalents balances.

Major customers – approximately 78% of the revenue earned in the year ended December 31, 2021, and 30% of the revenue earned in the year ended December 31, 2020, was the result of contracts with the United States Army and the United States Airforce. The remaining income was from contracts with only one other customer in 2021 and three other customers in 2020.

19

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies (continued)

Research and Development

Research and development costs are expensed as incurred. Research and development expense consists of (i) employee-related expenses, including salaries, benefits, travel, and stock-based compensation expense; (ii) external research and development expenses incurred under arrangements with third parties, such as contract research organizations and consultants; (iii) the cost of tools and materials needed in the research and development process.

Patents

Costs incurred in connection with the application for and issuances of patents are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights. On an annual basis, the Company initiates an impairment analyses test. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions.

Revenue Recognition

The Company adopted ASC 606 and applied the modified retrospective method of adoption. Under this method, the Company applied the revised guidance for the year of adoption and applied ASC Topic 605, Revenue Recognition (ASC “605”), in the prior years.

Revenue Recognition (continued)

The Company determines revenue recognition by:

a.	Identifying the contract, or contracts, with the customer.
b.	Identifying the performance obligations in the contract.
c.	Determining the transaction price.
d.	Allocating the transaction price to performance obligations in the contract.
e.	Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.

The following table presents the Company’s revenues disaggregated into categories based on the nature of such revenues as of the years ended December 31, 2021 and 2020:

	December 31
	2021	2020
Contracted Research Services	$2,604,033	$425,654

Total Revenue	$2,604,033	$425,654

Revenue from contract projects is recognized when control of these projects is transferred to customers, in an amount that reflects the consideration expected in exchange for those services. Contracts typically contain one performance obligation and revenue is earned over time as costs are incurred relative to the total expected costs to satisfy the performance obligations under the contracts.

20

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies (continued)

Revenue from contracted research services is primarily derived from government research and development activities under cost plus fee arrangements or fixed fee arrangements and contain a single performance obligation. Revenue is recognized under these arrangements over time using the input method (costs incurred to date relative to the total estimated costs at completion). The Company’s obligation with respect to these agreements is to perform the research on a best-efforts basis. At times these contracts may contain milestone payments. At inception of each arrangement that includes a milestone payment for promised goods and services, the Company evaluates the circumstances of whether the milestone payment will be reached and estimates the amount to include in the transaction price that will not cause a significant revenue reversal. Such contracts have certain risks which include dependence on future appropriations, administrative allotment of funds, and changes in government policies.

As work progresses under these arrangements, the Company records costs incurred as part of cost of revenue sold up to the amount it was entitled to receive under the contracts. Any excess costs are classified as research and development expense as work under government contracts are primarily best effort and fixed price arrangements. Under such best-effort arrangement, the Company has discretion to stop work if the cost to complete would exceed the contract amount. In such cases the Company generally continues to further the work on its own and therefore, any costs incurred above and beyond the fixed fee contractual amount would be recorded as research and development costs.

Payment terms for both contracted research services and commercial projects can range from 30 to 60 days from invoice date.

As of December 31, 2020, there were no material contract assets or liabilities, and the Company completed all work under the government contracts. As of December 31, 2021, there was $2,192,149 in accrued revenue related to contracts not completed at year-end.

Advertising

Advertising costs are expensed as incurred and included in general and administrative expense on the statements of operations. Total advertising costs for the years ended December 31, 2021 and 2020 were $160,670 and $236,625, respectively.

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes, or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax

Income Taxes (continued)

consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities to a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have material impact on the Company’s ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax asset. See Note 10 – Income Taxes.

21

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies (continued)

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of December 31, 2021 and 2020, the Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards to employees in accordance with ASC Topic 718, Compensation – Stock Compensation, or ASC 718. Additionally, the Company accounts for all awards to consultants of the Company in accordance with ASC topic 505-50, Equity Based Payments to Non-Employees. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the statements of operations based on their fair values. All the Company’s stock-based awards are subject only to service-based vesting conditions. The Company estimates the fair value of its stock-based awards using the Black-Scholes option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. The fair value of restricted stock awards is determined based on the Company’s estimated common stock value at the time of grant.

Due to the historical lack of a public market for the trading of the Company’s common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees and utilizes the contractual term for options granted to non-employees. The expected term is applied to the stock option grant group, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards to employees and consultants of the Company is calculated on a straight-line basis by recognizing the grant date fair value, or re-measured value for consultants over the associated service period of the award, which is generally the vesting term.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses. The Company values cash equivalents using quoted market prices. The fair value of accounts payable and accrued expenses approximates it carrying value because of its short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

22

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies (continued)

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

•	Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly
•	Level 3 – Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in years ended December 31, 2021 and 2020. The assets of the Company measured at fair value on a recurring basis as of December 31, 2021 and 2020 are summarized below:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
December 31, 2021 Assets:
Cash and Cash Equivalents	$8,183,331	–	–	$8,183,331
Total Assets	$8,183,331	–	–	$8,183,331
December 31, 2020 Assets:
Cash and Cash Equivalents	$6,058,920	–	–	$6,058,920
Total Assets	$6,058,920	–	–	$6,058,920

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions, renewals, and betterments of property are capitalized and depreciated over the estimated useful life. Expenditures for repairs and maintenance are charged to expense as incurred. The Company provides for depreciation and amortization of assets recorded using the straight-line method over estimated useful lives as follows:

•	Computer and office equipment 5-7 years
•	Machinery 5-7 years
•	Leasehold improvements 15 years

23

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long-lived assets with definite lives are reviewed for impairment whenever changes in events or circumstances indicate their carrying values may not be recoverable. The impairment analyses are conducted in accordance with FASB ASC Topic 360, Property, Plant and Equipment. The recoverability of carrying value is determined by comparison of the asset’s carrying value to its future undiscounted cash flows. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The Company bases its fair value estimates on assumptions that management believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

Compensated Absences

The company has not accrued compensated absences because the amount cannot be reasonably estimated.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 is a comprehensive new lease standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. The ASU is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years; earlier adoption is permitted. In July 2018, the FASB issued ASU 2018-10, “Codification Improvements to Topic 842, Leases”. The amendments are intended to address narrow aspects of the guidance issued in the amendments in ASU 2016-02. In July 2018, the FASB issued ASU 2018-11, “Leases (Topic 842): Targeted Improvements”, which provides an additional and optional transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. These provisions are effective for reporting periods beginning after December 15, 2019 for the Company. Early adoption is permitted. The Company adopted the standard in 2020 noting that it did not have a material impact on the Company’s financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 refines how companies classify certain aspects of the cash flow statement in regard to debt prepayment, settlement of debt instruments, contingent consideration payments, proceeds from insurance claims and life insurance policies, distribution from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company adopted the standard in 2018 noting that it did not have a material impact on the Company’s financial statements and related disclosures.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”). The update provides guidance on determining which changes to the terms and conditions of share- based payment awards, including stock options, require an entity to apply modification accounting under Topic 718. The new standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2017-09 during the year ended December 31, 2018, with no impact to the Company’s financial statements.

24

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In June 2018, the FASB issued ASU No. 2018-07, “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” (“ASU 2018-07”) to simplify the accounting for share–based payments granted to nonemployees by aligning the accounting with the requirements for employee share–based compensation. ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted but no earlier than a company’s adoption of ASU 2014-09. The Company adopted ASU 2018-07 during the year ended December 31, 2020, with no material impact to the Company’s financial statements. In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement - Disclosure Framework (Topic 820)” (“ASU 2018-13”). ASU 2018-13 improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted ASU 2018-13 during the year ended December 31, 2020, with no material impact to the Company’s financial statements.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes (Topic 740)” (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for Income Taxes. The update guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. See the prior discussion on income taxes.

In August 2020, the FASB issued ASU 2020-06, “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible instruments by eliminating large sections of the existing guidance in this area. The update guidance is effective for fiscal years beginning after December 15, 2020. The company has adopted ASU 2020-06 as of January 1, 2021.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230) – Restricted Cash. The update guidance is effective for fiscal years beginning after December 15, 2017. The Company adopted the standard in June of 2021. As such, restricted cash is separately stated on the balance sheet, but in the statement of cash flows, it is included in the beginning and ending totals of cash and cash equivalents

Restricted Cash

Restricted cash includes amounts held for payments to shareholders who sold stock of $168,216.

3.	Property and Equipment

Property and equipment consist of the following as of:

	December 31
	2021	2020
Computer and Office Equipment	$137,723	$113,497
Machinery	703,684	703,684
Leasehold Improvements	4,329	4,329
Total Property and Equipment	$845,736	$821,510
Accumulated Depreciation	(799,513)	(786,458)
Property and Equipment, Net	$46,223	$35,052

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LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

4.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of:

	December 31
	2021	2020
Accounts Payable	$156,126	$132,667
Interest	–	3,135
Accrued Taxes and Expenses	40,186	10,872
Total Accounts Payable and Accrued Expenses	$196,312	$146,674

5.	Long Term Debt

On May 5, 2020, LiquidPiston entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) in the amount of $323,507. The Company received forgiveness from the SBA for the entire amount of the loan on March 24, 2021. On January 25, 2021, LiquidPiston received a second loan under the Paycheck Protection Program in the amount of $284,279. The Company expects to receive forgiveness for the entire amount of this loan as well and has classified this as current.

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the Small Business Administration (“SBA”) for an Economic Injury Disaster Loan (EIDL) in the amount of $150,000 and will use all proceeds of this Loan as working capital to alleviate economic injury sustained due to COVID-19. Repayment will begin twelve months from the date of the promissory note with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced, from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets. Accrued interest prior to the start of the deferred repayment is added to the outstanding loan amount and amounts to $5,238.

The aggregate amount of long-term debt maturing in each of the succeeding five years is as follows:

2022	$2,791
2023	$3,155
2024	$3,276
2025	$3,401
2026	$3,531
Thereafter	$138,091
$154,245

6.	Convertible Debt

During 2018 and 2019, the Company entered into convertible promissory notes with investors. On September 25, 2020, the Company met the requirements of the qualifying financing requirements of all issuances and, accordingly, the principal amount of $2,912,466 and accrued interest of $278,712 were converted to shares of stock as of that date.

26

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

7.	Common Stock

The Company had 2,500,000 shares of authorized Common Stock as of December 31, 2021 and 2020 respectively par value $0.0001.

The Common Stock has the following characteristics:

Voting

The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings. As of December 31, 2021, 334,006 shares of common stock issued (including notes converted to common stock) have voting rights proxied to the CEO.

Dividends

The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the Company’s assets.

8.	Series Seed-1 Preferred Stock

The Company had 200,000 shares of authorized Series Seed-1 Preferred Stock, as of December 31, 2021 and 2020, respectively.

The Preferred Series Seed 1 Stock has the following characteristics:

Voting

Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends

The holders of Series Seed-1 Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

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LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

8.	Series Seed-1 Preferred Stock (continued)

Liquidation, dissolution or winding up

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of the Series Seed-1 Preferred Stock have first priority to be paid an amount equal to the greater of (i) the Series Seed-1 Preferred Stock issuance price plus dividends declared or (ii) such amounts that would have been owed to the Series Seed-1 Preferred Stock holders if the Series Seed-1 Preferred Stock shares had been converted to Common Stock of the Company prior to the liquidation event. Following payments to the Series Seed-1 Preferred Stock shareholders, all remaining assets of the Company will be distributed to the Common Stock shareholders on a pro rata basis.

Conversion

Each share of Series Seed-1 Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as defined in the Company’s Amended and Restated Certificate of Incorporation.

9.	Stock-Based Compensation

In 2016, the Company’s Board of Directors adopted, and the stockholders approved, the LiquidPiston, Inc. 2016 Stock Option and Grant Plan (the “2016 Plan”). The 2016 Plan provides for the issuance of incentive awards up to 200,000 shares of common stock to officers, employees, consultants, and directors.

Stock Options

The options granted generally vest over 36-48 months. Under the 2016 Plan, options generally vest in installments of 25% at the one- year anniversary and thereafter in equal monthly installments after the one-year anniversary date, subject to the employee’s or consultant’s continuous service with the Company. The options generally expire ten years after the date of grant. The fair value of the options at the date of grant is recognized as an expense over the requisite service period.

During the years ended December 31, 2021 and 2020, 25,000 and 5,500 option awards were granted, respectively. During the year ended December 31, 2021, 8,200 restricted stock units were granted. On December 31, 2021 and 2020, 80,922 and 82,740 shares respectively were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $30,321 and $5,053 for the years ended December 31, 2021 and 2020, respectively.

During the year ended December 31, 2020, the Company reduced the Option pool by 70,000 shares. During the year ended December 31, 2021, the Company increased the Option pool by 70,000 shares. On December 31, 2021, there were 80,922 shares reserved for issuance under the 2016 Plan.

The following table summarizes the stock option activity during the years:

Balance December 31, 2019	79,116
Options forfeited	18,193
Reduction in pool	(70,000)
Balance December 31, 2020	27,309
Options and RSUs issued	(33,200)
Options forfeited	16,813
Increase in pool	70,000
Balance December 31, 2021	80,922

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LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

10.	Income Taxes

The Tax Cuts and Jobs Act (“2017 Tax Act”) was signed into law on December 22, 2017. The 2017 Tax Act significantly revised the U.S. corporate tax by, among other things, lowering the statutory corporate tax rate from 35% to 21% in 2018. The Company completed its determination of the accounting implications of the 2017 Tax Act during 2018, and there was no material impact to the Company’s provision for income taxes during 2018.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered. The tax benefit arising from the Company’s net loss has been offset by an increase in the valuation allowance.

Accordingly, the Company had no net income tax provision or benefit during the periods ended December 31, 2021 and 2020.

In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against the net deferred tax assets on December 31, 2021 and 2020 as management cannot currently determine that the realization of these future benefits is likely.

As of the date of this report, the Company’s 2021 Federal and State income tax returns have not been prepared. However, on December 31, 2020, the Company has approximately $22,929,407 of federal NOL carryforwards. As of December 31, 2020, the Company has generated approximately $635,096 of federal research and development credits which can be carried forward and used against future taxes. Finally, the Company has approximately $370,873 of state research and development credits available to carryforward to future years.

Under the provisions of the Internal Revenue Code, NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities until fully utilized. NOL and tax credit carryforwards may be subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders by more than 50% over a three-year period, as defined in Sections 382 and 383 of the Internal Revenue Code and similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately before the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the date of the Company’s formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. As a result, the Company is unable to estimate the effect of these limitations, if any, on the Company’s ability to utilize NOL and tax credit carryforwards in the future. A full valuation allowance has been provided against the Company’s NOL and tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the NOL and tax credit carryforwards and the valuation allowance.

The Company has not yet conducted a study to document whether its research activities may qualify for the research and development tax credit. Such a study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credit and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

As of December 31, 2020, and 2019, the Company had no accrued uncertain tax positions or associated interest or penalties and no amounts have been recognized in the Company’s statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Connecticut jurisdiction.

29

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

11.	Commitments and Contingencies

The Company leases its facilities in Bloomfield, Connecticut under terms of a month-to-month lease that provides for monthly payments of $4,000.

From time to time, the Company may be exposed to litigation relating to products and operations. An ex-employee has brought a wrongful termination suit against the Company. Federal court has rejected the case however the state level is still unknown. The Company and its attorneys believe that the maximum exposure is $15,000.

12.	Equity Issuances

In January 2020, LiquidPiston launched an offering under Regulation Crowdfunding under the Securities Act, aiming to raise gross proceeds of up to approximately $1.07 million. As of December 31, 2020, the Company had issued 33,333 shares for total gross proceeds of $1,069,413.

In February 2020, LiquidPiston commenced a private placement under Rule 506(c) of Regulation D under the Securities Act to sell up to 21,000 shares of Common Stock at a price of $36.50 per share. As of December 31, 2020, the Company had issued 21,838 shares for total gross proceeds of $789,251. In addition, LiquidPiston had agreed to issue to certain of these investors up to an additional 2,100 shares of Common Stock as “bonus” shares based on the size and timing of their investment.

In September 2020, LiquidPiston commenced an offering pursuant to Regulation A under the Securities Act (the “Regulation A Offering”), pursuant to which it offered to sell up to 555,555 shares of Common Stock at a price of $45.00 per share. As of December 31, 2020, the Company had issued 137,495 shares of Common Stock and received total gross proceeds of $6,065,235.00.

For the year ended December 31, 2021, the Company has issued 155,548 shares for total gross proceeds of $7,985,704.

13.	Supplementary Cash Flows Information

The Company uses the indirect method when presenting its cash flows from operating activities in the Statement of Cash Flows. Therefore, the Company is required to disclose the following supplementary information:

	2021	2020
Interest paid	$4,061	$–
Income taxes paid	$–	$–

Non-cash financing transactions:

Stock compensation issuance of stock	$30,321	$5,053

14.	Subsequent Events

The Company has evaluated subsequent events through March 8, 2022, the date on which the financial statements were available to be issued and did not note any additional subsequent events requiring recording or disclosure in the financial statements for the year ended December 31, 2021, other than those discussed below.

The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company’s customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company’s financial condition or results of operations is uncertain.

Expected in March 2022, the Company will authorize the split of its shares in proportion 1:10; thus bringing amount of outstanding common shares to 16,390,630.

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Item 8. Exhibits

The following exhibits are incorporated by reference in this annual report on Form 1-K:

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
2.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation (3)
6.1	Stock Option Plan (2)
6.2	Employment Contract of Alexander Shkolnik (2)
6.3	Employment Contract of Nikolay Shkolnik (2)

___________________

(1)	Filed as an exhibit to the company’s Semiannual Report on Form 1-SA for the period ended June 30, 2020 and incorporated by reference herein.
(2)	Filed as an exhibit to the company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11209) and incorporated herein by reference.
(3)	Filed as an exhibit to the company’s Current Report on Form 1-U dated March 16, 2022 and incorporated by reference herein.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 2, 2022.

LIQUIDPISTON, INC.

By: /s/ Alexander Shkolnik
Alexander Shkolnik
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alexander Shkolnik

By Alexander Shkolnik, Chief Executive Officer, President, Principal Financial Officer, Principal Accounting Officer and Director

Date June 2, 2022

/s/ Nikolay Shkolnik

By Nikolay Shkolnik, Director

Date June 2, 2022

/s/ Per Suneby

By Per Suneby, Director

Date June 2, 2022

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